EXHIBIT 99.1

Brookfield Infrastructure to Issue $250 Million of 30-Year Subordinated Notes

All amounts in Canadian dollars unless otherwise stated

The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with this offering will be accessible through SEDAR+ within two business days.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, NEWS, May 13, 2025 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) (“Brookfield Infrastructure”) today announced that it has agreed to issue $250 million aggregate principal amount of Fixed-to-Fixed Reset Rate Subordinated Notes (the “Notes”) due September 1, 2055. The Notes will bear interest at an annual rate of 5.598% until September 1, 2030 and thereafter will be reset every five years at an annual rate equal to the Five Year Government of Canada Yield, plus a spread of 2.713%; provided, that the interest rate during any five-year interest period will not reset below 5.598%. Brookfield Infrastructure intends to use the net proceeds of the offering for general corporate purposes, including for the repayment of outstanding indebtedness.

The Notes will be issued by Brookfield Infrastructure Finance ULC, an indirect wholly-owned subsidiary of Brookfield Infrastructure, and are guaranteed on a subordinated basis by Brookfield Infrastructure and certain of its other subsidiaries.

The Notes will be issued pursuant to a base shelf prospectus dated January 23, 2025 and a related prospectus supplement to be dated May 14, 2025. The issue is expected to close on or about May 16, 2025 subject to customary closing conditions.

The Notes are being offered through a syndicate of underwriters led by CIBC Capital Markets, Scotiabank, TD Securities, BMO Capital Markets, National Bank Financial Markets and RBC Capital Markets.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Access to the prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering of the Notes is provided in accordance with securities legislation relating to procedures for providing access to a prospectus supplement, a base shelf prospectus and any amendment thereto. The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering will be accessible within two business days at www.sedarplus.ca.

An electronic or paper copy of the prospectus supplement, the corresponding base shelf prospectus and any amendment to the documents may be obtained, without charge, from CIBC Capital Markets by phone at 416-594-8515 or email at mailbox.cibcdebtsyndication@cibc.com, from Scotiabank by phone at 416-863-7776 or email at syndicate.toronto@scotiabank.com or from TD Securities by phone at 416-982-2243 or email at TDCAN-Syndicate@tdsecurities.com.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager, headquartered in New York, with over US$1 trillion of assets under management.

Contact information

Media:	Investor Relations:
John Hamlin Director Communications Tel: +44 204 557 4334 Email: john.hamlin@brookfield.com	Stephen Fukuda Senior Vice President Corporate Development & Investor Relations Tel: +1 416 956 5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “expected”, “intends” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the terms, use of proceeds and closing of the offering. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.